Exhibit 21.1

Subsidiaries of

Consumers Energy Company

The following are subsidiaries of Consumers Energy Company as of the date hereof and the jurisdictions in which they are organized. Consumers Energy Company owns 100% of the voting securities of the subsidiaries included below.

Name of Company	Jurisdiction of Organization
CMS Engineering Co.	Michigan
Consumers 2014 Securitization Funding LLC	Delaware
Consumers 2023 Securitization Funding LLC	Delaware
Consumer Campus Holdings, LLC	Michigan
Consumers Receivables Funding II, LLC	Delaware
ES Services Company	Michigan